AMENDMENT NO. 2 TO FUND PARTICIPATION AGREEMENT

THIS AMENDMENT NO. 2 TO THE FUND PARTICIPATION AGREEMENT is made as of this 15th day of January, 2014 by and between NORTHERN LIGHTS VARIABLE TRUST, a Delaware business trust (the “Trust”) and PRUCO LIFE INSURANCE COMPANY, a life insurance company organized under the laws of the State of Arizona (the “Company”), on its own behalf and on behalf of each segregated asset account of the Company as set forth on Schedule A of the Agreement.  Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement (defined below).

RECITALS

WHEREAS, the Trust and Company are parties to a certain Fund Participation Agreement dated April 21, 2011, as amended June 11, 2012, in which the Company offers to the public certain variable annuity contracts and variable life insurance contracts; and

WHEREAS, the Company has established operational capabilities to utilize the National Securities Clearing Corporation’s (“NSCC”) Mutual Fund Settlement, Entry and Registration verification system (“Fund/SERV”); and

WHEREAS, the parties desire to process purchase and redemption orders through the Fund/SERV system; and

WHEREAS, the parties now desire to further modify the Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, the parties hereto agree as follows:

1.           Article I. Sale of Trust Shares is amended to include the below disclosure at the end of Article 1.3.

The parties agree that they will ordinarily use the Fund/SERV system when the Company has the operational capability to do so. When using Fund/SERV the following applies:

Same Day Trades. On each Business Day, the Company shall aggregate all purchase orders and redemption orders for each Account received by the Company prior to 4:00 p.m. Eastern time (“Day 1”). The Company shall communicate to Distributor, by Fund/SERV, the aggregate purchase orders and redemption orders (if any) for each Account received by 4:00 p.m. Eastern time on Day 1 by no later than the NSCC's Defined Contribution Clearance & Settlement ("DCC&S") Cycle 8 (generally 7:30 a.m. Eastern time) on the following Business Day ("Day 2"). Distributor shall treat all trades communicated to Distributor in accordance with the foregoing as if received prior to 4:00 p.m. Eastern time on Day 1. The Company represents that orders it receives after 4:00 p.m. Eastern time ("Day 2") will be transmitted to the Distributor using the following Business Day's net asset value.

2.           Ratification and Confirmation of Agreement.  In the event of a conflict between the terms of this Amendment and the Agreement, it is the intention of the parties that the terms of this Amendment shall control and the Agreement shall be interpreted on that basis.  To the extent the provisions of the Agreement have not been amended by this Amendment, the parties hereby confirm and ratify the Agreement.

3.           Counterparts.                                This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.           Full Force and Effect.  Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants and conditions of the Agreement shall remain unamended and shall continue to be in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

NORTHERN LIGHTS VARIABLE TRUST

By:    /s/ Andrew Rodgers
Name:    Andrew Rodgers
Title:   President of Northern Lights Variable Trust
Date:

PRUCO LIFE INSURANCE COMPANY

By:   /s/ Nils Gyllenhammer
Name:  Nils Gyllenahmer
Title:   VP, Product Strategy
Date:   1/21/14